SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 14D-9
(Amendment No. 2)
Solicitation/Recommendation Statement
under
Section 14(d)(4) of the Securities Exchange Act of 1934
_______________

PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST
(Name of Subject Company)
_______________

PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST
(Name of Person Filing Statement)

COMMON SHARES OF BENEFICIAL INTEREST, WITHOUT PAR VALUE
(Title of Class of Securities)

746446103
(CUSIP Number of Class of Securities)

_______________

Charles E. Porter
Executive Vice President
Putnam California Investment Grade Municipal Trust
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person Filing Statement)

WITH A COPY TO:

John W. Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000
_______________

⁯  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

The purpose of this Amendment No. 2 is to amend and supplement Item 2 ("Identity and Background of Filing Person"), Item 4 ("The Solicitation or Recommendation"), Item 7 ("Purposes of the Transaction and Plans or Proposals") and Item 9 ("Material to be Filed as Exhibits") in the Solicitation/Recommendation Statement on Schedule 14D-9, as amended, filed by Putnam California Investment Grade Municipal Trust, a Massachusetts business trust, with the Securities and Exchange Commission on February 5, 2007, in respect of the tender offer commenced on January 22, 2007 by the Mildred B. Horejsi Trust, and to add an additional exhibit.

Item 2.  Identity and Background of Filing Person.

Item 2 is amended and supplemented by adding the following paragraph after the third paragraph thereof:

On March 9, 2007, the MBH Trust filed Amendment No. 7 to the Schedule TO with the Securities and Exchange Commission, amending the Offer (as amended, the "Second Revised Offer"), including raising the per share offer price from $14.75 to $15.00.

Item 4.  The Solicitation or Recommendation.

(a) Solicitation / Recommendation

The discussion set forth in Item 4(a) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

At a meeting held on March 16, 2007, the Board met to consider and discuss the Second Revised Offer. At that meeting, the Board, by unanimous vote of those Trustees present, determined that the immediate liquidation of the Fund is in the best interests of all shareholders. In light of the Board's determination, the Board is making no further recommendation with respect to the Second Revised Offer.

A press release announcing the liquidation of the Fund is filed as Exhibit (a)(2)(i) hereto and is incorporated herein by this reference.

(b) Reasons

The discussion set forth in Item 4(b) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

On March 9, 2007, the MBH Trust announced the Second Revised Offer. At a meeting held on March 16, 2007, the Board met to discuss the Second Revised Offer. After careful consideration, including consultation with legal advisors, the Board, by unanimous vote of those Trustees present, determined that the immediate liquidation of the Fund is in the best interests of all shareholders. The Board also authorized the issuance of a press release. In making the determination described above, the Board took into account numerous factors, including but not limited to the MBH Trust's representations that approximately 20% of the Fund’s outstanding shares have been tendered to the MBH Trust and that the MBH Trust intends to vote against the Merger. In light of the fact that the Merger would require the affirmative vote of a majority of the Fund’s outstanding common shares, the Board believes that it is no longer practical to pursue the Merger. The members of the Board evaluated the various factors in light of their knowledge of the business, financial condition, and prospects of the Fund and based upon the advice of independent legal counsel. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the factors. The determination of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

In light of the factors identified above, the Board has determined that the immediate liquidation of the Fund is in the best interests of all shareholders. Because the plan of liquidation contemplates a record date for receipt of liquidating distributions prior to the expiration of the Second Revised Offer, the Board is making no further recommendation with respect to the Second Revised Offer.

(c) Intent to Tender

The discussion set forth in Item 4(c) is hereby amended in its entirety to read as follows:

To the best knowledge of the Fund, none of its trustees, executive officers, affiliates, or subsidiaries currently intends to tender Common Shares held of record or beneficially by such person for purchase pursuant to the Offer, the Revised Offer, or the Second Revised Offer.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Item 7 is amended in its entirety to read as follows:

The Board has determined that the immediate liquidation of the Fund is in the best interests of all shareholders, which, pursuant to the Fund’s Declaration of Trust, the Board may authorize without a shareholder vote. The Fund has fixed the close of business on March 26, 2007 as the record date for determining the shareholders entitled to receive liquidating distributions. In accordance with its Bylaws, the Fund will distribute to preferred shareholders the amount of the liquidation preference on their shares, plus all accumulated dividends. The remaining assets of the Fund (after the Fund's debts, expenses, liabilities and anticipated liabilities have been paid or otherwise provided for) will subsequently be distributed to the common shareholders in one or more distributions pro rata according to the number of shares held as of the record date. The Fund anticipates that liquidating distributions to common shareholders will be paid during the month of April. Common shareholders of the Fund will be provided an opportunity to invest all or a portion of their liquidating distributions in Class A shares of other Putnam Funds at net asset value, without paying an initial sales load. Costs associated with the liquidation will be paid by the Fund.

On March 16, 2007, the Board voted to authorize and approve the liquidation of the Fund, including the form, terms and provisions of the plan of liquidation and termination of the Fund. The Board also approved the form of press release announcing the liquidation and authorized and directed certain authorized officers to do all things necessary or appropriate to carry out the transactions contemplated therein.

Item 9.	Material to be Filed as Exhibits.

Item 9 is amended and supplemented by adding the following exhibit thereto:
Exhibit
No.	Description

(a)(2)(i)	Press Release issued by the Fund on March 19, 2007. Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUTNAM CALIFORNIA INVESTMENT GRADE
MUNICIPAL TRUST

/s/ Charles E. Porter
By:

Name:	Charles E. Porter
Title:	Executive Vice President

Dated: March 19, 2007